SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232, 333-253070 and 333-292753).

 EXPLANATORY NOTE

On February 10, 2026, the Company issued two press releases: one announcing that the Premier Hb9210™ HbA1c Analyser achieved IFCC Gold Classification for 2026, and another announcing that the Company secured regulatory approval to commence upstream manufacturing of its Uni‑Gold™ HIV rapid test under its new offshored and outsourced model. Copies of the press releases are filed herewith as Exhibits 99.1 and 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1
Trinity Biotech Glucose Monitoring Innovation Achieves Unique Global Recognition: Diabetes Care Premier Hb9210™ HbA1c Analyser Becomes the Only System Awarded Prestigious IFCC Gold Classification for 2026

99.2
Trinity Biotech Secures Regulatory Approval for Commencement of Upstream Manufacturing Activities of Uni-Gold™ HIV Rapid Test Under Its Offshored and Outsourced Model, Supporting Financial Performance Transformation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date: February 13, 2026